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                                                                      Exhibit 12

                            FIRST DATA CORPORATION
                                COMPUTATION  OF
                      RATIO OF EARNINGS TO FIXED CHARGES
                             (Dollars in millions)
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                                             Years Ended December 31,
                                ----------------------------------------------------
                                  1999          1998         1997          1996
                                  ----          ----         ----          ----
Earnings:
  Income before income taxes    $1,825.4(1)    $711.9(2)    $706.4(3)    $1,031.8(4)
  Interest expense                 103.8        104.1        116.5          110.3
  Other adjustments                 54.4         47.5         55.5           56.5
                                --------       ------       ------       --------
Total earnings (a)              $1,983.6       $863.5       $878.4       $1,198.6
                                ========       ======       ======       ========

Fixed charges:
  Interest expense                 103.8        104.1        116.5       $  110.3
  Other adjustments                 54.4         47.5         55.5           56.5
                                --------       ------       ------       --------
Total fixed charges (b)         $  158.2       $151.6       $172.0       $  166.8
                                ========       ======       ======       ========
Ratio of earnings to
  fixed charges (a / b)            12.54         5.70         5.11           7.19
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(1)  Includes net restructuring, business divestitures, litigation and impairment benefit of $715.8 million ($417.6 million after tax). The pro-forma ratio of earnings to fixed charges without these charges would have been 8.01.

(2) Includes restructuring, net loss on business divestitures and impairment charges of $319.1 million ($231.5 million after tax). The pro-forma ratio of earnings to fixed charges without these charges would have been 7.80.

(3) Includes restructuring, net loss on business divestitures and impairment charges of $369.3 million ($333.9 million after tax). The pro-forma ratio of earnings to fixed charges without these charges would have been 7.25.

(4) Includes merger, integration and impairment charge of $32.5 million and $46.0 million gain on the MoneyGram disposition together totaling $13.5 million gain ($8.3 million after tax). The pro-forma ratio of earnings to fixed charges without these charges would have been 7.10.

For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest on debt, amortization of deferred financing costs and a portion of rentals determined to be representative of interest. Earnings consist of income before income taxes plus fixed charges.